

20008620

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 27779

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 AND ENDING 12/31/19

_MM/DD/YY_   _MM/DD/YY_

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Capital Management Securities, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7900 Xerxes Avenue S, Suite 500

(No. and Street)

OFFICIAL USE ONLY

FIRM I.D. NO.

Minneapolis	**MN**	**55431**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melissa Glennie 952-746-1110

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boyer & Company

(Name – if individual, state last, first, middle name)

14500 Burnhaven Drive Suite 135 Burnsville	**MN**	**55306**
(Address) (City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing

FEB 2 8 2020

Washington, DC

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, __Gregory A. Stroh_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_Capital Management Securities, Inc._____ , as
of _December 31_____, 20 _19____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Notary Public

_____
Signature

_CEO_____
Title

MELISSA LEAH GLENNIE
NOTARY PUBLIC
MINNESOTA
My Commission Expires Jan. 31, 2025

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement
   of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
   Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
   consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL MANAGEMENT SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2019 AND 2018

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Capital Management Securities, Inc.
Minneapolis, MN

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Capital Management Securities, Inc. (a Minnesota corporation), as of December 31, 2019 and 2018, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, and the related notes and schedules. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Management Securities, Inc. as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Capital Management Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Capital Management Securities, Inc. in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to fraud or error. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption), Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption), and Schedule IV, Reconciliation of FOCUS Report (IIA) as of December 31, 2019 to Audited Financial Statements as of December 31, 2019 have been subjected to audit procedures performed in conjunction with the audit of Capital Management Securities, Inc.'s financial statements. The supplemental information is the responsibility of Capital Management Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. Section 240.17a-5. In our opinion, the supplemental information listed above is fairly stated, in all material respects, in relation to the financial statements as a whole.

Boyer+Company

We have served as Capital Management Securities, Inc.'s auditor since 2005.

Burnsville, MN

February 3, 2020

CAPITAL MANAGEMENT SECURITIES, INC.

CONTENTS

CAPITAL MANAGEMENT SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2019 AND 2018

	2019	2018
ASSETS		
CURRENT ASSETS		
Cash	$ 118,249	$ 201,430
Accounts Receivable	15,967	15,470
Prepaid Expenses	16,820	19,883
Commission Advances - Related Parties	42,066	23,193
Total Current Assets	193,102	259,976
PROPERTY AND EQIPMENT		
Furniture and Equipment	66,536	65,485
Leasehold Improvements	11,763	11,763
Software	8,465	8,465
Total Property and Equipment	86,764	85,713
Less: Accumulated Depreciation and Amortization	(80,764)	(71,446)
Net Property and Equipment	6,000	14,267
TOTAL ASSETS	$ 199,102	$ 274,243
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts Payable	8,977	4,490
401(k) Payable	12,567	13,163
Accrued Income Taxes	7,800	19,100
Commissions Payable	1,103	-
Total Current Liabilities	30,447	36,753
DEFERRED INCOME TAXES	13,400	12,700
STOCKHOLDER'S EQUITY		
Common Stock, $.01 Per Share, 50,000 Shares Authorized,		
9,105 Shares Issued and Outstanding	91	91
Additional Paid in Capital	(156,699)	(47,898)
Retained Earnings	311,863	272,597
Total Stockholder's Equity	155,255	224,790
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 199,102	$ 274,243

See notes to financial statements.

CAPITAL MANAGEMENT SECURITIES, INC.

STATEMENTS OF OPERATIONS
DECEMBER 31, 2019 AND 2018

	2019	2018
REVENUE		
Commissions	$ 430,484	$ 499,511
Office Rent	8,313	8,438
Management Fee	-	153,000
Interest	82	99
Other	26,081	79,442
Total Revenue	464,960	740,490
OPERATING EXPENSES		
Commissions	349,432	425,583
Salaries and Wages	11,289	53,910
Payroll Taxes	3,161	(9,300)
Employee Benefits	4,692	16,527
Advertising	392	-
Depreciation and Amortization	9,318	8,855
Dues and Subscriptions	4,078	336
Equipment Supplies and Rental	(3,522)	5,019
Insurance	11,297	8,224
Miscellaneous	1,306	6,188
Office Supplies and Printing	1,196	3,389
Postage	1,497	2,277
Professional Services	8,644	17,223
Regulatory Expense	9,235	16,465
Rent	12,830	26,652
Repairs and Maintenance	4,858	10,674
Sales and Use Tax	231	2,451
Telephone	2,445	6,470
Travel and Entertainment	3,641	3,642
Total Operating Expenses	436,018	604,585
Income Before Income Taxes	29,501	135,905
Income Tax Expense	(9,787)	39,325
NET INCOME	$ 39,288	$ 96,580

CAPITAL MANAGEMENT SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2019 AND 2018

	Common Stock		Paid In	Retained	
	Shares	Amount	Capital	Earnings	Total
BALANCE, December 31, 2017	9,105	$ 91	$ (47,898)	$ 326,018	$ 278,211
Dividends Paid	-	-		(150,000)	(150,000)
Net Income	-	-	-	96,580	96,580
BALANCE, December 31, 2018	9,105	91	(47,898)	272,597	224,790
Redemptions			(108,801)		(108,801)
Dividends Paid				$ (22)	(22)
Net Income	-	-	-	39,288	39,288
BALANCE, December 31, 2019	9,105	$ 91	$ (156,699)	$ 311,863	$ 155,255

See notes to financial statements.

3

CAPITAL MANAGEMENT SECURITIES, INC.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
Cash Flows from Operating Activities:		
Net Income	$ 39,288	$ 96,580
Adjustments to Reconcile Net Income to Net Cash		
Provided by Operating Activities:		
Depreciation and Amortization	9,318	8,855
(Increase) Decrease in Assets:	-	-
Accounts Receivable	(497)	(29,525)
Prepaid Expenses	3,063	2,146
Prepaid Income Taxes		
Increase (Decrease) in Liabilities:		
Accounts Payable	4,487	(1,960)
Commissions Payable	(17,770)	(16,302)
401(k) Payable	(596)	3,090
Accrued Payroll Taxes	-	(5,262)
Accrued Income Taxes	(11,300)	18,200
Deferred Income Taxes	700	6,100
Net Cash Provided by Operating Activities	26,693	81,922
Cash Flows from Investing Activities:		
Purchase of Property and Equipment	(1,051)	-
Net Cash Provided (Used) by Investing Activities	(1,051)	-
Cash Flows from Financing Activities:		
Repayment of Paid in Capital	(108,823)	(150,000)
Net Cash Provided (Used) by Financing Activities	(108,823)	(150,000)
Net Increase (Decrease) in Cash	(83,181)	(68,078)
Cash, Beginning of Year	201,430	269,508
Cash, End of Year	$ 118,249	$ 201,430
Supplemental Disclosures of Cash Flow Information:		
Cash Paid During the Year for:		
Income Taxes	0.00	$ (9,300)

See notes to financial statements.

CAPITAL MANAGEMENT SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2019 AND 2018

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Organization – The Company was organized in April 1975 as a Corporation under the laws of Minnesota.

B. Nature of Operations – Capital Management Securities, Inc. (the Company) is a licensed broker-dealer under the jurisdiction of the Financial Industry Regulatory Authority (FINRA). The Company buys and sells listed and unlisted securities; municipal, corporate and government bonds; mutual fund shares; and provides other financial services. The Company, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing broker-dealer which carries all the accounts of such customers.

C. Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

D. Cash Equivalents – The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

E. Clearing Agreement – The Company uses a clearing agent in their business transactions. The agent requires the maintenance of a clearing account deposit. The amount of restricted cash in the clearing deposit account at December 31, 2019 and 2018 was $15,271 and 15,089 respectively.

F. Accounts Receivable and Allowance for Doubtful Accounts – An allowance for doubtful accounts has not been established as of December 31, 2019 and 2018. Based upon management's analysis of outstanding accounts receivable as of December 31, 2019 and 2018 and the Company's past collection experience, an allowance is not considered necessary by management.

G. Property and Equipment – Property and equipment is carried at cost. Depreciation of property and equipment is computed by the straight-line method based on useful lives of three to ten years.

Depreciation and amortization expense was $9,318 and $8,855 for the years ended December 31, 2019 and 2018.

Maintenance and repairs of property and equipment are charged to operations, and major improvements are capitalized. Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts, and any resulting gain or loss is included in operations.

The Company reviews its property and equipment for impairment whenever events indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the asset. The amount of the loss is determined by comparing the fair market values of the asset to the carrying amount of the asset.

H. Recognition of Revenue –The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

I. Income Taxes – Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and

5

liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in operations in the period that includes the enactment date. Deferred income tax expense represents the change during the period in
the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities, which consist of book depreciation versus tax depreciation differences, and differences associated with cash basis reporting versus accrual basis reporting are individually classified as current and noncurrent based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The management is of the view that there are no significant tax positions that may be challenged.

The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods. The Company believes it is no longer subject to income tax examinations for the years prior to 2014.

J. Concentrations of Risk – The Company maintains its cash in accounts with federally insured banks. At times, the balances in these accounts may be in excess of the federally insured limit of $250,000. The Company believes that there is no significant risk with respect to these deposits.

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The Company feels the risk at this time is minimal and they review the credit standing of their counterparties on a regular basis.

K. Date of Management – Management has evaluated subsequent events through February 3, 2020 which the financial statements were available to be issued.

L. Advertising – The Company expenses advertising costs as they are incurred. Advertising and promotion expense for the years ended December 31, 2019 and 2018 was $392 and $0.00, respectively.

NOTE 2 – COMMITMENTS AND CONTINGENCIES

The Company has a lease agreement for office space expiring December 31, 2024. Monthly base rent ranges from $0 to $7,313 over the term of the lease. Terms of the lease also require the Company to pay its share of taxes and operating expenses. Facility rent expense for the years ended December 31, 2019 and 2018 was $12,830 and $26,652 respectively.

The Company has also entered into various operating leases for equipment that expire through 2020. Equipment rent expense for the years ended December 31, 2019 and 2018 was $(3,033.13) and $4,399, respectively. The equipment lease commitment includes a lease that is reimbursed by sales representatives.

Minimum future lease payments as of December 31, 2019 under non-cancelable operating leases are:

Years Ending December 31.	Office Facility	Equipment	Total
2020	70,209	3,637	73,846
2021	72,780	3,637	76,417
	$202,877	$29,846	$232,723

CAPITAL MANAGEMENT SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2019 AND 2018

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company shares its facilities and expenses with a sister company. Expenses are allocated between the two entities based on gross revenues. During 2019 and 2018 approximately $591,533 and $559,188 or 12% and 39% of common expenses were allocated to the Company's sister company, respectively. The majority of the expenses are paid by the Company, and the sister company reimburses the Company for its share of the expenses monthly. Amounts due from related parties totaled $0 as of December 31, 2019 and 2018.

A stockholder who is also a registered representative had commission advances of $41,432 and $20,584 at December 31, 2019 and 2018 respectively.

NOTE 4 – INCOME TAXES

The Company files a consolidated income tax return as part of a controlled group with common ownership. Deferred income taxes and income tax expense are computed using the Company's proportionate share.

The Company's net deferred tax asset (liability) at December 31, 2019 and 2018 consisted of:

	Federal	State	Total
December 31, 2019	$(7,800)	$(5,600)	$(13,400)
December 31, 2018	$(7,400)	$(5,300)	$(12,700)

The components for the provision for income taxes for the years ended December 31, 2019 and 2018 are as follows:

	Federal	State	Total
Year Ended December 31, 2019:			
Deferred Income Tax	$7,800	$5,600	$13,400
Current Income Tax	$(15,086)	$(8,101)	$(23,187)
Income Tax Expense	$(7,286)	$(2,501)	$(9,787)
Year Ended December 31, 2018:	Federal	: State	Total
Deferred Income Tax	$3,600	$2,500	$6,100
Current Income Tax	$20,708	$12,517	$33,225
Income Tax Expense	$ 24,308	$15,017	$39,325

The amount of federal income tax expense attributable to continuing operations differs from the amount of expense that would result from applying domestic federal statutory rates to pretax income from continuing operations primarily due to permanent differences of nondeductible expenses and the effect of state minimum fees.

CAPITAL MANAGEMENT SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2019 AND 2018

NOTE 6 – NET CAPITAL REQUIREMENTS

The company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2019, the company had net capital of $133,486 which was $108,486 excess of its required net capital of $25,000. The Company's net capital ratio was .05 to 1.

SUPPLEMENTARY INFORMATION

CAPITAL MANAGEMENT SECURITIES, INC.

SCHEDULE I, COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

DECEMBER 31, 2019 AND 2018

	2019	2018
STOCKHOLDER'S EQUITY at End of Year	$ 155,255	$ 224,791
ADDITIONS	-	-
TOTAL CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES	155,255	224,791
DEDUCTIONS:		
Unallowable Assets:		
Property and Equipment - Net	6,000	14,267
Prepaid Expenses	15,769	19,883
Prepaid Income Taxes	-	-
Nonliquid Receivables	-	-
Total	21,769	34,150
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	133,486	190,641
HAIRCUTS ON SECURITIES	-	-
NET CAPITAL at End of Year	$ 133,486	$ 190,641
REQUIRED CAPITAL		
Basic Capital Requirement:		
Liabilities	730	26,260
Required Percent	6.67%	6.67%
Basic Capital Requirement	49	1,752
Minimum Capital Required	25,000	25,000
EXCESS CAPITAL	$ 108,486	$ 165,641
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Indebtedness	$ 730	$ 26,260
Net Capital	133,486	190,641
Percent of Debt to Net Capital	0.5%	13.8%

CAPITAL MANAGEMENT SECURITIES, INC.

SCHEDULE II, COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

DECEMBER 31, 2019 AND 2018

The Company is exempt from Rule 15c3-3 under Subparagraph k(2)(ii) and does not possess, control or otherwise hold client or customer funds or securities.

CAPITAL MANAGEMENT SECURITIES, INC.

SCHEDULE III, INFORMATION FOR POSSESSION OR
CONTROL REQUIRMENTS UNDER RULE 15c3-3 (EXEMPTION)

DECEMBER 31, 2019 AND 2018

The Company is exempt from Rule 15c3-3 under Subparagraph k(2)(ii) and does not possess, control or otherwise hold client or customer funds or securities.

CAPITAL MANAGEMENT SECURITIES, INC.

SCHEDULE IV, RECONCILIATION OF FOCUS REPORT (IIA) AS OF DECEMBER 31, 2019
TO AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019

	Balance Per Focus Report on December 31, 2019	Adjustments Debit	Credit	Balance Per Audited Financial Statements At December 31, 2019
Total Assets	$ 200,639		$ 1,537	197,999
Less: Total Liabilities	55,984	12,137		42,744
Net Worth	144,655			155,255
Less: Non-Allowable Assets	65,414			62,774
Tentative Net Capital	79,241			92,481
Less: Securities Haircuts	-			-
Net Capital	$ 79,241			$ 92,481

CAPITAL MANAGEMENT SECURITIES, INC.

SCHEDULE IV, RECONCILIATION OF FOCUS REPORT (IIA) AS OF DECEMBER 31, 2018
TO AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

	Balance Per Focus Report on December 31, 2018	Adjustments Debit	Credit	Balance Per Audited Financial Statements At December 31, 2018
Total Assets	$ 274,415			274,415
Less: Total Liabilities	49,424			49,424
Net Worth	224,991			224,991
Less: Non-Allowable Assets	57,563			57,563
Tentative Net Capital	167,428			167,428
Less: Securities Haircuts	-			-
Net Capital	$ 167,428			$ 167,428

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Capital Management Securities, Inc.
Minneapolis, MN

We have reviewed management's statements included in the Management Statement Regarding Compliance with Certain Provisions of SEC Rule 17A-5, in which (1) Capital Management Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Capital Management Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Capital Management Securities, Inc. stated that Capital Management Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Capital Management Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Capital Management Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Boyer + Company

Burnsville, MN

February 3, 2020

BOYER & COMPANY

A Professional Association

Certified Public Accountants


14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437


INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors
Capital Management Securities, Inc.
Minneapolis, MN

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2019, which were agreed to by Capital Management Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Capital Management Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7. Capital Management Securities, Inc.'s management is responsible for Capital Management Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2019, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Boyer + Company

Burnsville, MN

February 3, 2020


15


CAPITAL MANAGEMENT SECURITIES, INC.

FINRA BROKER/DEALER. MEMBER SIPC

500 WELLS FARGO PLAZA • 7900 XERXES AVENUE SOUTH • MINNEAPOLIS, MINNESOTA 55431-1107 • 952.893.1200 • FAX 952.893.0133

Management Statement Regarding Compliance with

Certain Provisions of SEC Rule 17a-5

February 3, 2020

Pursuant to certain provisions of SEC Rule 17a-5 as amended on July 30, 2013 and effective June 1, 2014, Capital Management Associates, Inc. (the "Company") is exempt from provisions of SEC Rule 15c3-3 under provisions of paragraph (k)(2)(ii).

The Company has met the exemption provisions of paragraph 15c3-3 (k)(2)(ii) throughout the period January 1, 2019 through December 31, 2019 without exception

Capital Management Securities, Inc.

Gregory A. Stroh

President